UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                        Commission File Number: 000-26607

                           NOTIFICATION OF LATE FILING

|_| Form 10-K       |_| Form 11-K        |_| Form 20-F          |X| Form 10-Q
|_| Form N-SAR      |_| Form N-CSR

      For Period Ended: June 30, 2005

|_| Transition Report on Form 10-K |_| Transition Report on Form 10-Q |_| Transition Report on Form 20-F |_| Transition Report on Form N-SAR

      For the Transition Period Ended: _______________________________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
_______________________________________

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant                     Satellite Enterprise Corp.
Former name if applicable
Address of principal executive office       2140 South Dixie Highway 303
City, state and zip code                    Miami, Florida  33133


                                     PART II
                             RULE 12b-25 (b) AND (c)

      If the subject report could nott 6 0 be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

      (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed
|X| on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

      The compilation, dissemination and review of the information required to be presented in the Form 10-QSB for the relevant fiscal year has imposed time constraints that have rendered timely filing of the Form 10-QSB impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such annual report no later than five days after its original date.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   Roy Piceni                         (305)                  858-1494
     (Name)                         (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        |X|  Yes    |_|  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         |X| Yes     |_|  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the quarter ended June 30, 2004, the registrant had revenues of $ 663,638 and net loss of $ 1,689,892. For the quarter ended June 30, 2005, the registrant currently estimates that it had revenues of approximately $ 1,100,000 and a net loss of approximately $ 692,000. Results for the quarter ended June 30, 2005 remain subject to further adjustment and actual results may differ significantly from the foregoing estimates. The main reasons for this increase can be attributed to addition of eight additional contracts requiring the payments of monthly distribution fees and the acquisition of SoliDAM BV..

                           Satellite Enterprise Corp.
                   Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated: August 15, 2005                 /s/Randy Hibma
                                       -----------------------------------------
                                          By: Randy Hibma
                                          Chief Financial Officer